
SEC
Mail Processing
Section

JUN 2 6 2009

Washington, DC
122

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended **December 31, 2008**

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _____ to _____

Commission file number **333-153227**

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cecil Bancorp, Inc. Employees' Savings & Profit Sharing Plan and Trust

B.   Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cecil Bancorp, Inc.
127 North Street
Elkton, Maryland 21921-5549

REQUIRED INFORMATION

Plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are attached at Exhibit 1 as Schedule I of the 2008 Form 5500.

SIGNATURES

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Cecil Bancorp, Inc. Employees'
Savings & Profit Sharing Plan and Trust

Date: June 26, 2009

By:
Mary B. Halsey
Plan Administrator

EXHIBIT 1

2008 Form 5500

H:\0424ceci\11K-12-31-2008.doc

Form 5500	Annual Return/Report of Employee Benefit Plan	Official Use Only

Form 5500

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security
Administration

Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee
Retirement Income Security Act of 1974 (ERISA) and sections 6047(e),
6057(b), and 6058(a) of the Internal Revenue Code (the Code).

▶ Complete all entries in accordance with
the instructions to the Form 5500.

Official Use Only
OMB Nos. 1210-0110
                1210-0089

2008

This Form is Open to
Public Inspection.

Part I · Annual Report Identification Information

For the calendar plan year 2008 or fiscal plan year beginning _____ , and ending _____ ,

A This return/report is for:　(1) ☐ a multiemployer plan;　　　(3) ☐ a multiple-employer plan; or
　　　　　　　　　　　　　　(2) ☒ a single-employer plan (other than a　(4) ☐ a DFE (specify) _____
　　　　　　　　　　　　　　　　　multiple-employer plan);

B This return/report is:　(1) ☐ the first return/report filed for the plan;　　(3) ☐ the final return/report filed for the plan;
　　　　　　　　　　　　(2) ☐ an amended return/report;　　　　　　　　(4) ☐ a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here .... ▶ ☐

D If filing under an extension of time or the DFVC program, check box and attach required information. (see instructions). .... ▶ ☐

Part II · Basic Plan Information — enter all requested information.

1a Name of plan
CECIL BANCORP, INC. EMPLOYEES' SAVINGS & PROFIT
SHARING PLAN & TRUST

1b Three-digit
plan number (PN) ▶ | 002

1c Effective date of plan (mo., day, yr.)
01/01/2000

2a Plan sponsor's name and address (employer, if for a single-employer plan)
(Address should include room or suite no.)
CECIL BANK

P.O. BOX 469
127 NORTH STREET

ELKTON　　　　　　　　　　　　　　　　　MD　　21922-0469

2b Employer Identification Number (EIN)
52-1883546

2c Sponsor's telephone number
410-398-1650

2d Business code (see instructions)
522120

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.

SIGN HERE

Signature of plan administrator　　　　　Date　　　　　MARY B. HALSEY
　　　　　　　　　　　　　　　　　　　　　　　　　Type or print name of individual signing as plan administrator

SIGN HERE

Signature of employer/plan sponsor/DFE　　Date　　　　MARY B. HALSEY
　　　　　　　　　　　　　　　　　　　　　　　　　Type or print name of individual signing as employer, plan sponsor or DFE

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.　　　v11.3　　　Form **5500** (2008)

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Official Use Only

3a Plan administrator's name and address (If same as plan sponsor, enter "Same") SAME	**3b** Administrator's EIN
	3c Administrator's telephone number

4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below:

a Sponsor's name	**b** EIN
	c PN

5 Preparer information (optional)   **a** Name (including firm name, if applicable) and address

	b EIN
	c Telephone number

6 Total number of participants at the beginning of the plan year	**6**	83

7 Number of participants as of the end of the plan year (welfare plans complete only lines **7a, 7b, 7c,** and **7d**)

a Active participants.	**7a**	64
b Retired or separated participants receiving benefits	**7b**	0
c Other retired or separated participants entitled to future benefits	**7c**	19
d Subtotal. Add lines **7a, 7b,** and **7c**	**7d**	83
e Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	**7e**	0
f Total. Add lines **7d** and **7e**	**7f**	83
g Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	**7g**	83
h Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested.	**7h**	7
i If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500)	**7i**	4

8 Benefits provided under the plan (complete **8a** and **8b**, as applicable)

a ☒ Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the instructions): `2E` `2G` `2J` `2K` `3E` `3H` `  ` `  ` `  ` `  `

b ☐ Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the instructions): `  ` `  ` `  ` `  ` `  ` `  ` `  ` `  ` `  ` `  `

9a Plan funding arrangement (check all that apply)	**9b** Plan benefit arrangement (check all that apply)
(1) ☐ Insurance	**(1)** ☐ Insurance
(2) ☐ Code section 412(e)(3) insurance contracts	**(2)** ☐ Code section 412(e)(3) insurance contracts
(3) ☒ Trust	**(3)** ☒ Trust
(4) ☐ General assets of the sponsor	**(4)** ☐ General assets of the sponsor

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10 Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See instructions.)

a	**Pension Benefit Schedules**	**b**	**Financial Schedules**
(1) ☒	**R** (Retirement Plan Information)	(1) ☐	**H** (Financial Information)
(2) ☐	**B** (Actuarial Information)	(2) ☒	**I** (Financial Information -- Small Plan)
(3) ☐	**E** (ESOP Annual Information)	(3) ☐ ____	**A** (Insurance Information)
(4) ☒	**SSA** (Separated Vested Participant Information)	(4) ☐	**C** (Service Provider Information)
		(5) ☒	**D** (DFE/Participating Plan Information)
		(6) ☐	**G** (Financial Transaction Schedules)





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SCHEDULE D
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

DFE/Participating Plan Information

This schedule is required to be filed under section 104 of the Employee
Retirement Income Security Act of 1974 (ERISA).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2008

This Form is Open to
Public Inspection.

For calendar plan year 2008 or fiscal plan year beginning _____ , and ending _____ ,

A Name of plan or DFE
CECIL BANCORP, INC. EMPLOYEES' SAVINGS & PROFIT SHAR

B Three-digit
plan number ▶ 002

C Plan or DFE sponsor's name as shown on line 2a of Form 5500
CECIL BANK

D Employer Identification Number
52-1883546

Part I Information on interests in MTIAs, CCTs, PSAs, and 103–12 IEs (to be completed by plans and DFEs)

(a) Name of MTIA, CCT, PSA, or 103-12 IE DAILY EAFE INDEX SL SERIES FUND

(b) Name of sponsor of entity listed in (a) STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-462 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)   43827

(a) Name of MTIA, CCT, PSA, or 103-12 IE S&P MIDCAP INDEX SL SERIES FUND

(b) Name of sponsor of entity listed in (a) STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-537 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)   43326

(a) Name of MTIA, CCT, PSA, or 103-12 IE S&P 500 FLAGSHIP SL SERIES FUND

(b) Name of sponsor of entity listed in (a) STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-065 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)   44741

(a) Name of MTIA, CCT, PSA, or 103-12 IE S&P GROWTH INDEX SL FUND SERIES A

(b) Name of sponsor of entity listed in (a) STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-570 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)   4521

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.   v11.3   Schedule D (Form 5500) 2008





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(a) Name of MTIA, CCT, PSA, or 103-12 IE S&P VALUE INDEX SL FUND SERIES A

(b) Name of sponsor of entity listed in (a) STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-571 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 19492

(a) Name of MTIA, CCT, PSA, or 103-12 IE NASDAQ 100 INDEX NON-LENDING FUND

(b) Name of sponsor of entity listed in (a) STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-572 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 22566

(a) Name of MTIA, CCT, PSA, or 103-12 IE RUSSELL 2000 INDEX SL SERIES FUND

(b) Name of sponsor of entity listed in (a) STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-084 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 54176

(a) Name of MTIA, CCT, PSA, or 103-12 IE MODERATE STRATEGIC BALANCED SL FUND

(b) Name of sponsor of entity listed in (a) STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-111 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 292873

(a) Name of MTIA, CCT, PSA, or 103-12 IE AGGRESSIVE STRATEGIC BALANCED SL

(b) Name of sponsor of entity listed in (a) STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-112 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 300401

(a) Name of MTIA, CCT, PSA, or 103-12 IE CONSERVATIVE STRATEGIC BALANCED SL

(b) Name of sponsor of entity listed in (a) STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-110 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 88464





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(a) Name of MTIA, CCT, PSA, or 103-12 IE PASSIVE BOND MARKET INDEX SL SERIES

(b) Name of sponsor of entity listed in (a) STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-071 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 2233

(a) Name of MTIA, CCT, PSA, or 103-12 IE LONG US TREASURY INDEX SL SERIES

(b) Name of sponsor of entity listed in (a) STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-576 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 8859

(a) Name of MTIA, CCT, PSA, or 103-12 IE PENTEGRA STABLE VALUE FUND

(b) Name of sponsor of entity listed in (a) STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-575 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 35510

(a) Name of MTIA, CCT, PSA, or 103-12 IE REIT INDEX NON-LENDING SERIES FUND

(b) Name of sponsor of entity listed in (a) STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-352 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 15214

(a) Name of MTIA, CCT, PSA, or 103-12 IE TARGET RETIREMENT 2025 SL SERIES FD

(b) Name of sponsor of entity listed in (a) STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-588 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 128764

(a) Name of MTIA, CCT, PSA, or 103-12 IE

(b) Name of sponsor of entity listed in (a)

(c) EIN-PN **(d)** Entity code **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

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Part II   **Information on Participating Plans (to be completed by DFEs)**

(a)   Plan name _____

(b)   Name of plan sponsor _____ **(c)** EIN–PN _____

(a)   Plan name _____

(b)   Name of plan sponsor _____ **(c)** EIN–PN _____

(a)   Plan name _____

(b)   Name of plan sponsor _____ **(c)** EIN–PN _____

(a)   Plan name _____

(b)   Name of plan sponsor _____ **(c)** EIN–PN _____

(a)   Plan name _____

(b)   Name of plan sponsor _____ **(c)** EIN–PN _____

(a)   Plan name _____

(b)   Name of plan sponsor _____ **(c)** EIN–PN _____

(a)   Plan name _____

(b)   Name of plan sponsor _____ **(c)** EIN–PN _____





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SCHEDULE I
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security
Administration

Pension Benefit Guaranty Corporation

Financial Information -- Small Plan

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2008

This Form is Open to Public Inspection.

For calendar year 2008 or fiscal plan year beginning , and ending ,

A Name of plan	**B** Three-digit
CECIL BANCORP, INC. EMPLOYEES' SAVINGS & PROFIT SHA	plan number ▶ 002

C Plan sponsor's name as shown on line 2a of Form 5500	**D** Employer Identification Number
CECIL BANK	52-1883546

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I   **Small Plan Financial Information**

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

1	**Plan Assets and Liabilities:**		(a) Beginning of Year	(b) End of Year
a	Total plan assets...	**1a**	1992083	1595841
b	Total plan liabilities.......................................	**1b**		
c	Net plan assets (subtract line 1b from line 1a).................	**1c**	1992083	1595841

2	**Income, Expenses, and Transfers for this Plan Year:**		(a) Amount	(b) Total
a	Contributions received or receivable			
	(1) Employers..	**2a(1)**	257210	
	(2) Participants..	**2a(2)**	166401	
	(3) Others (including rollovers)...........................	**2a(3)**		
b	Noncash contributions.....................................	**2b**		
c	Other income...	**2c**	-585960	
d	Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)........	**2d**		-162349
e	Benefits paid (including direct rollovers).....................	**2e**	221514	
f	Corrective distributions (see instructions)...................	**2f**		
g	Certain deemed distributions of participant loans (see instructions)....	**2g**		
h	Other expenses..	**2h**	12379	
i	Total expenses (add lines 2e, 2f, 2g, and 2h)..................	**2i**		233893
j	Net income (loss) (subtract line 2i from line 2d)...............	**2j**		-396242
k	Transfers to (from) the plan (see instructions)................	**2k**		

3 **Specific Assets:** If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

			Yes	No	Amount
a	Partnership/joint venture interests............................	**3a**		X	
b	Employer real property.....................................	**3b**		X	

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.   v11.3   **Schedule I (Form 5500) 2008**





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		Yes	No	Amount
3c	Real estate (other than employer real property)...................................	3c		X	
d	Employer securities..	3d	X		452446
e	Participant loans...	3e		X	
f	Loans (other than to participants)...	3f		X	
g	Tangible personal property..	3g		X	

Part II   Transactions During Plan Year

4 During the plan year:

			Yes	No	Amount
a	Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (See instructions and DOL's Voluntary Fiduciary Correction Program.)...	4a		X	
b	Were any loans by the plan or fixed income obligations due the plan in default as of the close of the plan year or classified during the year as uncollectible? Disregard participant loans secured by the participant's account balance	4b		X	
c	Were any leases to which the plan was a party in default or classified during the year as uncollectible?	4c		X	
d	Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a.)	4d		X	
e	Was the plan covered by a fidelity bond?......................................	4e	X		4000000
f	Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	4f		X	
g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	4g		X	
h	Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	4h		X	
i	Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?	4I		X	
j	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	4j		X	
k	Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If no, attach an IQPA's report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.).............	4k	X		

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year................................... ☐ **Yes**   ☒ **No**   **Amount** _____

5b If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)	**5b(2)** EIN(s)	**5b(3)** PN(s)

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SCHEDULE R
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security
Administration

Pension Benefit Guaranty Corporation

Retirement Plan Information

This schedule is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an Attachment to Form 5500.**

OMB No. 1210-0110

2008

This Form Is Open to Public Inspection.

For calendar year 2008 or fiscal plan year beginning   , and ending   ,

A Name of plan
CECIL BANCORP, INC. EMPLOYEES' SAVINGS & PROFIT SHAR

B Three-digit
plan number ▶ 002

C Plan sponsor's name as shown on line 2a of Form 5500
CECIL BANK

D Employer Identification Number
52-1883546

Part I — Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions . . . . **1** $ 0

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the plan year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits).   13-3745616

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year **3**

Part II — Funding Information (If the plan is not subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(d)(2) or ERISA section 302(d)(2)? . . . . ☐ Yes ☐ No ☐ N/A

If the plan is a defined benefit plan, go to line 7.

5 If a waiver of the minimum funding standard for a prior plan year is being amortized in this plan year, see instructions, and enter the date of the ruling letter granting the waiver . . . . ▶ Month_____ Day_____ Year_____

If you completed line 5, complete lines 3, 9, and 10 of Schedule MB and do not complete the remainder of this schedule.

6a Enter the minimum required contribution for this plan year . . . . **6a** $

  b Enter the amount contributed by the employer to the plan for this plan year . . . . **6b** $

  c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) . . . . **6c** $

If you completed line 6c, skip lines 7 and 8 and complete line 9.

7 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change?. . ☐ Yes ☐ No ☐ N/A

Part III — Amendments

8 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased or decreased the value of benefits? If yes, check the appropriate box(es). If no, check the "No" box. (See instructions.) . . . . ☐ Increase ☐ Decrease ☐ No

Part IV — Coverage (See instructions.)

9 Check the box for the test this plan used to satisfy the coverage requirements . . . . ☒ ratio percentage test   ☐ average benefit test

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.   v11.3   **Schedule R (Form 5500) 2008**

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